Pillsbury Winthrop Shaw Pittman LLP

Four Embarcadero Center, 22nd Floor | San Francisco, CA 94111-5998 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 2824 | San Francisco, CA 94126-2824

Jay B. Gould tel 415.983.1226 jay.gould@pillsburylaw.com

July 23, 2014

VIA EDGAR

Ms. Anu Dubey
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	John Hancock Collateral Investment Trust

File No. 811-22303

Dear Ms. Dubey:

Our client received oral comments from you on June 5, 2014 with respect to Amendment No. 6 to the registration statement on Form N-1A filed by John Hancock Collateral Investment Trust (the “Fund”) on April 29, 2014 (the “Registration Statement”) pursuant to the requirements of Rule 8b-16 under the Investment Company Act of 1940, as amended (the “1940 Act”). We discussed these comments and our proposed responses to such comments in a follow up call on June 9, 2014. We have considered your comments to the Registration Statement and on behalf of the Fund, our responses to these comments are set forth below. We note that this process for responding to your comments is consistent with our telephone conversation.

We propose reflecting the revisions described below in the next annual update to the Fund’s registration statement in April 2015 (the “Annual Update”). With the possible exception of the changes to the concentration policy described in Comment No. 3, the changes are not material to a shareholder. With respect to the change to the concentration policy, each existing shareholder of the Fund will receive a proxy statement explaining the proposed change and will be notified of the results of the vote, and any new shareholder will be provided with the same information. As a result, the Fund does not see any need to file a separate amendment to its registration statement to reflect the revisions described below.

www.pillsburylaw.com

July 23, 2014

For ease of reference, we have summarized your comments below followed by our responses.

1. Item 9.(b) “Implementation of Investment Objective” (Part A - page 1) - 4th Bullet identifies “U.S. agencies, states and municipalities” as one of the types of securities that would be used to implement the Fund's investment objectives.  Please confirm whether the fund holds Puerto Rico municipal debt securities and if such holdings rise to the level of being part of the Fund's prime investment strategy or investment and if so, include a risk disclosure regarding Puerto Rico municipal debt securities in the Item 9(c) risk disclosure.

We confirmed to you that the Fund holds no Puerto Rican tax-exempt securities.

2. Item 10(a)(2) “Portfolio Management” (Part A - page 4) -  The second sentence states “These managers share portfolio responsibilities.”  Please modify the statement to indicate that the managers are “jointly and primarily responsible for the day-to-day management of the Fund”.

The Fund will make this requested revision in the Annual Update.

3. Item 16(c) - “Fund Policies – Fundamental Investment Restrictions” (Part B - page 5) – please revise the Fund's fundamental concentration policy in sub-item (iv) to remove the Fund's freedom of action to concentrate in “instruments issued by U.S. banks, including foreign branches of U.S. banks if the Adviser has determined that the U.S. bank unconditionally is responsible for the payment obligations of the foreign branch.”

The Fund is preparing proxy materials soliciting the written consent of its shareholders to amend its concentration policy in the manner requested. Preliminary proxy materials will be presented to the Board of Trustees of the Fund for its approval at its regular meeting on or about August 14 and will be filed with the SEC under Rule 14a-6(a) shortly thereafter. After responding to any staff comments and filing definitive proxy materials, the Fund will deliver the proxy materials to its shareholders and seek their written consent to the amendment. The shareholders of the Fund consist of the transfer agent of the Fund and several other registered funds managed by the Fund’s investment adviser or its affiliates. The Fund intends to seek the written consent of the registered funds from their Board of Trustees at its regular meeting on or about September 26. The Fund will notify each of its shareholders about the results of the written consent. The amendment to the concentration policy will be reflected in the Annual Update.

www.pillsburylaw.com

July 23, 2014

4. Item 17(b) “Leadership Structure and Board of Trustees” - “Ownership of Securities” (Part B - page 10) - Footnote 1 states “This Fund does not participate in a deferred compensation plan.”  Please move this footnote to Item 17(c) “Compensation” under the table in that section.

The Annual Update will reflect this requested revision.

5. Item 17(f) “Proxy Voting Policies” (Part B - page 10) - Appendix D is currently positioned in the filing as an appendix to Part C and should be positioned in the filing as an appendix to Part B.

The Annual Update will reflect this requested revision.

6. Item 18(b) “Principal Holders” (Part B - page 10) - Language states that “there are no shareholders of record that beneficially own 5% or more of the outstanding shares...”.  Please confirm whether there are any “record” owners that hold more than 5% or more of the outstanding shares.

The Annual Update will reflect both holders of record and beneficial owners that own 5% or more of the Fund’s shares.

7. Item 23 (c) “Offering Price” (Part B - page 16) - the first sentence of the first paragraph reads “The offering price that applies to a purchase order is the next NAV calculated after the purchase order is received and accepted by the Fund's placement agent.”  Please remove the phrase “and accepted”.

The Annual Update will delete “and accepted” as you request.

Sincerely,

/s/ Jay B. Gould

cc:	Harlan Platt

Steven Sunnerberg, Esq.

www.pillsburylaw.com